ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is made as of December 17, 2015, by and between Nutrisystem SBD, LLC, a Delaware limited liability company (“Buyer”), and SBD Holdings Group Corp., a Delaware corporation (“Seller”). Capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

R E C I T A L S:

WHEREAS, Buyer is a wholly-owned subsidiary of Nutrisystem, Inc., a Delaware corporation (“Buyer’s Parent”);

WHEREAS, Seller owns certain assets comprising the South Beach Diet business, including diet regimes, South Beach and other branded food products, book and electronic publishing, software applications, subscription services and vendor, manufacturing, customer and employment relationships (collectively, the “Business”);

WHEREAS, Buyer desires to purchase and Seller desires to sell to Buyer certain assets of Seller used in the Business;

WHEREAS, Seller desires to retain and Buyer does not desire to purchase any assets other than the Purchased Assets, as defined below; and

WHEREAS, the Purchased Assets and the Excluded Assets together constitute the assets used and necessary to operate the Business as conducted immediately preceding the date of this Agreement.

A G R E E M E N T:

NOW, THEREFORE, in consideration of the terms, representations, covenants, and conditions hereinafter set forth, and upon the terms and conditions set forth, the parties intending to be legally bound hereto agree as follows:

ARTICLE I
ASSETS BEING PURCHASED; ASSUMPTION OF LIABILITIES

1.1 Purchased Assets. Subject to the terms and conditions of this Agreement including the Excluded Assets set forth in Section 1.2, Buyer shall purchase from Seller, and Seller shall sell, convey, transfer and assign to Buyer, on the Closing Date, all of Seller’s right, title and interest in and to the following assets of Seller related to the Business (collectively, the “Purchased Assets”), free and clear of all Encumbrances (other than Encumbrances in the form of any rights or restrictions with respect to Intellectual Property created under any Intellectual Property Agreement):

(a) all right, title and interest in and to the Intellectual Property Assets, together with all (i) royalties, fees, income, payments and other proceeds now or hereafter due or payable with respect to any and all of the foregoing (other than the right to receive payments contemplated under Section 1.2(d)) and (ii) all rights to any actions of any nature available to or being pursued by Seller to the extent related to the foregoing, whether accruing before, on or after the Closing Date, including all rights to and claims for damages, restitution and injunctive relief for infringement, dilution, misappropriation, violation, misuse, breach or default, with the right but no obligation to sue for such legal and equitable relief, and to collect, or otherwise recover, any such damages;

(b) the Assigned Contracts, including all book royalty and publishing rights of Seller thereunder (other than the right to receive payments contemplated under Section 1.2(d));

(c) Except as contemplated by Section 1.2(e), Seller’s Books and Records primarily pertaining to the Purchased Assets, regardless of the medium on which such information is stored or maintained (the “Purchased Books and Records”), provided, that Seller shall be entitled to retain copies of such Purchased Books and Records that are necessary for prudent business practice or for its tax, accounting or legal purposes;

(d) all rights and claims of Seller against third parties relating to the Purchased Assets or Assumed Obligations, whether choate or inchoate, known or unknown, contingent or non-contingent, provided that to the extent a right or claim is related to any Excluded Assets or Retained Liabilities, such right or claim shall not be a Purchased Asset; and

(e) the goodwill associated with the Purchased Assets.

1.2 Excluded Assets. The Purchased Assets shall not include any assets of the Business other than the Purchased Assets, as well as any other assets of Seller, including the assets listed below (the “Excluded Assets”):

(a) all cash in the accounts of Seller and all Accounts Receivable;

(b) all Contracts other than the Assigned Contracts, including all real property leases and all purchase orders for services or goods intended to become inventory;

(c) all tangible or real property, including inventory, raw materials, packaging and works-in-process, and including any South Beach Diet, Shine and South Beach Living labeled products manufactured on behalf of South Beach Diet at any time on or before the Closing;

(d) any royalty payments or other amounts due under (i) that certain Letter Agreement, dated as of May 9, 2013, by and between Everyday Health Media, LLC, South Beach Diet Corp. and Rodale Inc., (ii) for Seller’s 2015 fiscal year, that certain Author Agreement, dated as of December 19, 2001, by and between Arthur Agatston, M.D. and Rodale Inc., as assigned to Seller by Arthur Agatston, M.D. (as amended from time to time), and (iii) for Seller’s 2015 fiscal year, that certain Agreement, dated as of December 17, 2012, by and between Seller and Rodale Inc.

(e) all corporate records and governing documents, and qualifications of Seller to operate its business, other than the Purchased Books and Records, including all communications or files involving attorney-client confidences between Seller and/or any office, Affiliate or stockholder of Seller, on the one hand, and Kirkland & Ellis LLP or Frankfurt Kurnit Klein & Selz PC, on the other, concerning or otherwise relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement and the Transaction Documents;

(f) all claims and rights of Seller in or to any refund of Taxes related to the Purchased Assets for any Tax period (or portion thereof) ending on or before the Closing Date provided such Taxes are not included in the Assumed Obligations or otherwise paid by Buyer;

(g) all deposits, prepayments or prepaid expenses (including any prepaid insurance premiums);

(h) all policies of insurance, interests in insurance pools and programs, rights to insurance payments or indemnity, and all insurance claims, causes of action, rights of recovery or set-off of any kind and against any Person;

(i) all computer and data processing hardware or firmware;

(j) the Excluded Intellectual Property;

(k) any employment relationships, arrangements or agreements and Employee Benefit Plans of Seller, and all personnel records and files pertaining to Seller’s current and former employees;

(l) all customer lists, customer records, vendor information, business plans, strategies and marketing information;

(m) all equity interests in any Person; and

(n) all rights of Seller under this Agreement and the Schedules attached hereto and under any other document delivered in connection with the transactions contemplated by this Agreement.

1.3 Assumed Obligations. Subject to the terms and conditions of this Agreement, Buyer shall assume on the Closing Date only those Liabilities of Seller to the extent relating to the Purchased Assets (collectively, the “Assumed Obligations”).

1.4 Liabilities Not Being Assumed. Other than the Assumed Obligations, Buyer shall not be obligated to assume or perform and is not assuming or performing any Liabilities of Seller (collectively, the “Retained Liabilities”), and Seller shall remain responsible for all Retained Liabilities, including the following:

(a) all Indebtedness;

(b) all Liabilities relating to Excluded Assets;

(c) all Liabilities relating to any current or former employees or consultants of Seller or any Employee Benefit Plan of Seller;

(d) all Liabilities in respect of Seller’s products or services performed by Seller with respect to the Excluded Assets;

(e) all Liabilities relating to compliance with Orders against or related to Seller or the Excluded Assets or other legal requirements of Seller;

(f) all Liabilities to any officer, director, equity holder or agent of Seller or its Affiliates;

(g) all Liabilities to indemnify, reimburse or advance amounts to any officer, director, stockholder or agent of Seller or its Affiliates;

(h) all Liabilities in respect of any pending or threatened litigation against Seller, the Business (other than threatened litigation to the extent relating to the Purchased Assets) or the Excluded Assets, or any claim arising out of, relating to or otherwise in respect of the Business (other than to the extent relating to the Purchased Assets) or the Excluded Assets; and

(i) (i) all Liabilities for Taxes arising as a result of or with respect to the Business or the Purchased Assets with respect to any taxable period or portion thereof ending on or prior to the Closing Date (for this purpose, with respect to Taxes imposed on a periodic basis for a period that includes, but does not end on, the Closing Date, such Taxes shall be allocated ratably on a daily basis to the extent not based on income, receipts or expenses, and to the extent based on income, receipts or expenses, shall be allocated based on a closing of the books method as of the close of business on the Closing Date), (ii) subject to Section 5.4(a), all Liabilities for Taxes that will arise as a result of the transactions contemplated by this Agreement, and (iii) all Liabilities for Taxes of Seller or its Affiliates, including as transferee or successor, by contract or by operation of law.

ARTICLE II
PURCHASE PRICE AND ALLOCATION OF PURCHASE PRICE

2.1 Purchase Price. On the Closing Date, as consideration for the sale to Buyer of the Purchased Assets and the covenants set forth in Section 5.6, Buyer shall pay, or cause to be paid, to Seller, a cash payment of Fifteen Million Dollars ($15,000,000.00) which Seller shall direct for convenience to be made to City National Bank, on behalf of Seller and applied against the amounts outstanding under the Loan Agreement, by wire transfer of immediately available funds to an account designated by Seller (the “Purchase Price”).

2.2 Allocation of Purchase Price. Buyer and Seller shall allocate the Purchase Price and the amount of the Assumed Obligations (to the extent required by Tax law) among the Purchased Assets and the covenants set forth in Section 5.6 for Tax purposes in accordance with the methodology set forth on Exhibit B hereto. Such allocation is to be in compliance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Except as otherwise required by a “determination” as defined in Section 1313(a) of the Code, (a) neither Buyer nor Seller will take a position on any Tax Return or in any administrative or judicial proceeding inconsistent with such allocation, and (b) each of Buyer and Seller shall file all Tax Returns and forms consistent with such allocation.

2.3 Third Party Consents. Any transfer or assignment to Buyer by Seller hereunder of any interest under any such Contract or Permit that requires the consent of a third party shall be made subject to such consent or approval being obtained. In the event that any such consent or approval is not obtained prior to the Closing, Seller shall cooperate with Buyer, at the sole cost and for the account of Buyer, and shall use commercially reasonable efforts to provide or cause to be provided to Buyer in any lawful and reasonable arrangement to provide that Buyer shall receive the interest of Seller in the benefits under (and Buyer shall perform the obligations under, except as specifically prohibited) any such Contract or Permit; provided, that such cooperation shall not include any requirement of Seller to expend money, commence any litigation or arbitration proceeding, or offer or grant any accommodation (financial or otherwise) to any third party.

2.4 Good Faith Transaction. Buyer and Seller acknowledge and agree that the parties have negotiated this Agreement and the consideration to be paid hereunder in good faith. Buyer and Seller acknowledge and agree that the consideration contained in this Agreement is set at fair market value, is commercially reasonable and was negotiated in an arms’ length transaction. Buyer and Seller acknowledge and agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that the statements set forth hereinafter in this ARTICLE III are true and correct as of the Closing Date:

3.1 Authority and Binding Effect. Seller has the full power and authority to execute and deliver this Agreement and the Transaction Documents. This Agreement and the Transaction Documents and the consummation by Seller of its obligations contained herein and therein have been duly authorized by all necessary corporate actions of Seller, and such agreements have been duly executed and delivered to Buyer by Seller. This Agreement is a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, and, upon execution and delivery, each of the Transaction Documents will be a valid and binding agreement of Seller and shall be enforceable against it in accordance with its terms, except as enforceability of the obligations of Seller under this Agreement and the Transaction Documents may be limited by (a) bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally, and (b) general principles of equity relating to the availability of equitable remedies (whether such agreements are sought to be enforced in a proceeding at law or a proceeding in equity).

3.2 Organization and Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and Seller is qualified to do business in each jurisdiction where such qualification is necessary to the Business and where the failure to be so qualified would materially and adversely affect the Business. Seller has the requisite power and authority to conduct the Business as now conducted and to own or lease the Purchased Assets, and to use such Purchased Assets in the conduct of the Business. Since August 1, 2011, neither the Board of Directors of Seller nor the shareholders of Seller have adopted any resolutions that impose obligations with respect to the Purchased Assets following the Closing, other than under the Assigned Contracts.

3.3 Absence of Certain Changes. Except as set forth in Schedule 3.3, since February 1, 2015, there has not been:

(a) the entry or violation of any Order that has had or would reasonably be expected to adversely affect any of the Purchased Assets or the Business, or create any Assumed Obligations;

(b) any default or breach by Seller or any amendment, termination or revocation or, to the Knowledge of Seller, any default or breach by any party other than Seller, or any written threatened termination or revocation of, any of the Assigned Contracts;

(c) any actual or threatened amendment, termination or revocation of any material license, material Permit or material franchise relating to the continued operation of the Business;

(d) the occurrence of any other event or circumstance which has or is likely to materially damage or materially adversely affect any of the Purchased Assets, whether or not covered by insurance;

(e) incurrence of any Indebtedness or increase in Indebtedness for borrowed money in connection with the Business;

(f) any expenditure which would constitute an Assumed Obligation;

(g) sale or other disposition of any of the Purchased Assets or of any assets that otherwise would have been Purchased Assets but for such sale or other disposition;

(h) imposition of any Encumbrance upon any of the Purchased Assets except for any Encumbrance released at Closing and except for any Encumbrance relating to Taxes not yet due and payable;

(i) purchase or other acquisition of any property or asset that constitutes a Purchased Asset;

(j) with respect to Seller, the making, changing or revoking of any Tax election or method of Tax accounting, or the entry into any agreement or arrangement with respect to Taxes (other than any such agreement the primary focus of which is not Taxes); or

(k) any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

3.4 Title to Purchased Assets. Seller has, and on the Closing Date will convey and transfer to Buyer, good, complete and marketable title to all of the Purchased Assets, free and clear of all Encumbrances (other than Encumbrances in the form of any rights or restrictions with respect to Intellectual Property created under any Intellectual Property Agreement).

3.5 Contracts.

(a) Schedule 3.5(a) contains a true and complete list (organized by subclause) of all Contracts related to the Business to which Seller is a party, or by which any of its property or assets are bound, that fall into one (1) or more of the following categories (the “Business Contracts”):

(i) all Contracts involving aggregate payment by Seller in excess of $25,000 following the Closing Date or requiring unsatisfied performance by any party more than six (6) months from the Closing Date, which, in each case, cannot be cancelled without penalty or without more than thirty (30) days’ notice;

(ii) all Contracts between or among the Seller, on the one hand, and any stockholders, officers, directors, members, managers or Affiliate of Seller, on the other hand;

(iii) all Contracts providing product or service warranties to third parties;

(iv) all Contracts that require Seller to purchase or sell a material stated portion of the requirements or outputs of the Business;

(v) all Contracts the primary purpose of which is to indemnify any Person or the assumption of any Tax or other Liability of any Person;

(vi) all Contracts (excluding, for the avoidance of doubt, any Permit) with any Governmental Authority including any county or local recording office;

(vii) all Contracts that limit or purport to limit the ability of Seller to compete in any line of business or with any Person or in any geographic area or during any period of time;

(viii) all joint venture, partnerships or similar Contracts;

(ix) all powers of attorney related to the Purchased Assets;

(x) all Intellectual Property Agreements;

(xi) all Contracts governing the Excluded Intellectual Property (the “Excluded Intellectual Property Agreements”);

(xii) except for Contracts relating to trade receivables and the Loan Agreement, all Contracts relating to Encumbrances against the Purchased Assets; and

(xiii) all other Contracts related to the Purchased Assets.

Seller has furnished accurate and complete copies of all of the Business Contracts to Buyer.

(b) The Business Contracts include each of the Assigned Contracts. Each of the Business Contracts that is a Purchased Asset is a valid and binding obligation of Seller and, to Seller’s Knowledge, the other parties thereto, enforceable in accordance with its terms, subject to applicable bankruptcy, and insolvency laws, and to the exercise of judicial discretion in accordance with general principles of equity. Except as set forth on Schedule 3.5(b), there have not been any material defaults by Seller or, to the Knowledge of Seller, material defaults or any claims of material default or claims of material non-enforceability by the other party or parties under or with respect to any of the Business Contracts that is a Purchased Asset, and to the Knowledge of Seller, there are no facts or conditions that have occurred or, as to assignability, except for the transaction contemplated by this Agreement, which, with the passage of time or the giving of notice, or both, would constitute a material default by Seller, or to the Knowledge of Seller, by the other party or parties, under any of the Business Contracts that is a Purchased Asset or would cause a creation or imposition of any Encumbrance upon any of the Purchased Assets or otherwise would materially and adversely affect the Purchased Assets.

3.6 Conflicts.

(a) Neither the execution and delivery of nor the consummation of the transactions contemplated by this Agreement or the Transaction Documents will or would reasonably be expected to result in any of the following: (i) a default or an event that, with notice or lapse of time, or both, would be a default, breach or violation of the certificate of formation, bylaws, or other governing documents of Seller, or of any Business Contract, except as set forth on Schedule 3.6(a)(i), (ii) the creation or imposition of any Encumbrance on any of the Purchased Assets or the creation of any Assumed Obligations, (iii) the material violation or breach of any Applicable Law that would become or is now applicable to or binding on any of the Purchased Assets, (iv) except for any rights that cannot be assigned as set forth on Schedule 3.6(a)(iv), a material loss or material adverse modification of any license, franchise, Permit or other authorization or right (contractual or other) to own any of the Purchased Assets, granted to or otherwise held by Seller or used in the Business, which would materially adversely affect the Purchased Assets, (v) the right to cease or terminate any other business relationship or arrangement between Seller and any third party that would materially adversely affect the Purchased Assets, or (vi) except as set forth on Schedule 3.6(a)(vi), the right to terminate any Assigned Contract, or the creation or acceleration of the maturity of any indebtedness or other obligation of Seller or right of any third party.

(b) Except as set forth on Schedule 3.6(b), no consent, Order or material Permit, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

3.7 Compliance with Law/Permits.

(a) Since August 1, 2011, with respect to the ownership and use of the Purchased Assets and the operation of the Business, Seller has materially complied, and is now in material compliance, with all Applicable Laws. Except as set forth on Schedule 3.7(a), since August 1, 2011, no (i) charges of violations of Applicable Law relating to or arising out of the Purchased Assets or the Business have been made in writing or, to Seller’s Knowledge, threatened, (ii) proceedings or investigations relating to or arising out of the Purchased Assets or Business are pending or, to Seller’s Knowledge, have been threatened, and (iii) written citations or notices of deficiency have been issued or, to Seller’s Knowledge, have been threatened, against Seller relating to or arising out of the Purchased Assets or the Business by any Governmental Authorities which has or would reasonably be expected to materially adversely affect the Purchased Assets and/or the Business; and, to Seller’s Knowledge, there are no facts or circumstances upon which any such charges, proceedings, investigations, or citations or deficiency notices, reasonably may be instituted, issued or brought hereafter.

(b) Since August 1, 2011, all material Permits required for the ownership and use of the Purchased Assets have been obtained by Seller and are valid and in full force and effect.

3.8 Taxes and Tax Returns.

(a) All income and other material Tax Returns required to have been filed by or with respect to Seller or the Purchased Assets have been duly and timely filed (taking into account applicable extensions of time to file), and each such Tax Return is true, correct and complete in all material respects. All Taxes owed by Seller or with respect to the Purchased Assets (whether or not shown on any Tax Return) have been timely paid. Seller has adequately provided for, in books of account and related records, Liability for all unpaid Taxes of Seller, being current Taxes not yet due and payable.

(b) There is no action, audit, dispute or claim now in process or pending or, to the Knowledge of Seller, proposed or threatened against, or with respect to, Seller or any of the Purchased Assets in respect of any Taxes. No claim has been made against Seller by an authority in a jurisdiction where Seller does not file Tax Returns that it is subject to taxation by that jurisdiction. There are no Encumbrances on any of the Purchased Assets with respect to Taxes other than Taxes not yet due and payable.

(c) Seller has withheld and timely paid all Taxes in excess of $20,000 required to have been withheld and paid and has complied in all material respects with all information reporting and backup withholding requirements.

(d) Seller is not subject to a waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency.

(e) Seller is not subject to any private ruling from any taxing authority or any Contract with a taxing authority.

(f) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(g) Seller has filed FinCEN Form 114 with respect to any financial interest in or signature authority over a foreign financial account for each applicable year.

3.9 Litigation and Proceedings. With respect to the ownership or use of the Purchased Assets, the Assumed Obligations or the Business, there is no action, suit, proceeding or investigation, or any counter or cross-claim in an action brought against, by or on behalf of Seller, whether at law or in equity, or before or by any Governmental Authority that is pending or, to Seller’s Knowledge, threatened, which (a) would reasonably be expected to affect adversely Seller’s ability to perform its obligations under this Agreement or the Transaction Documents or complete any of the transactions contemplated hereby or thereby, or (b) which is reasonably likely to give rise to a claim or Liability against Buyer, the Business or the Purchased Assets. Seller is not subject to any Order of any court, arbitrator or Governmental Authority having jurisdiction over any of the Purchased Assets, the Assumed Obligations or the Business that affects, involves or relates to the Purchased Assets or the Assumed Obligations.

3.10 Transactions with Affiliates. Except as set forth on Schedule 3.10 and except for agreements to be executed in connection with the transactions contemplated by this Agreement, neither Seller nor to the Knowledge of Seller, any of its Affiliates or any stockholder, member, officer, director or manager of any of the foregoing (a) owns any direct or indirect interest of any kind in, or control or is a director, officer, manager, or partner of, or lender to or borrower from or has the right to participate in the profits of, any Person that is, or has been during the last three (3) years, a party to any transaction to which Seller is a party or (b) is, or has been during the last three (3) years, a party to any Contract with Seller. Other than Seller and other than with respect to indirect ownership interests in Seller, none of Seller’s Affiliates or any stockholder, member, officer, director or manager thereof has any interest in the Purchased Assets, except as set forth on Schedule 3.10.

3.11 No Broker. Seller has not retained or used the services of an agent, finder, or broker in connection with the transactions contemplated by this Agreement other than as set forth on Schedule 3.11.

3.12 Intellectual Property.

(a) Schedule 3.12(a) lists all (i) Intellectual Property Registrations and (ii) all material unregistered Trademarks and Copyrights that are included in the Intellectual Property Assets. Except as set forth and identified on Schedule 3.12(a), all required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing. Seller has provided Buyer with true and complete copies of file histories, documents, certificates, office actions, correspondence and other materials related to all Intellectual Property Registrations. Except as set forth on Schedule 3.12(a), no filings, extensions, renewals, fees or other maintenance actions with respect to any Intellectual Property Registrations are due within the ninety (90) days period following the Closing Date. The Intellectual Property Assets and the Excluded Intellectual Property are, together, all of the Intellectual Property necessary to operate the Business as presently conducted.

(b) Schedule 3.12(b) lists all (i) (A) Persons (including Rodale) that have any current or future publication rights related to the South Beach Diet, complete with the book title of all books or other publications to which such Persons have any rights, and the publication dates of such books or other publications (with respect to the book titles of future publications, to the extent the book title has been determined), any options to publish in any form (including print, electronic or audio) future books and other publications concerning the South Beach Diet, and (B) restrictions (if any) on Seller’s right to publish in any form (including print, electronic or audio) future books and other publications concerning the South Beach Diet (“Third Party Publishing Rights”); and (ii) all books and other publications related to the South Beach Diet authored by Dr. Agatston (alone or jointly with others) that are owned by Dr. Agatston (alone or jointly with others) or any other Persons (other than Seller if disclosed as part of the Intellectual Property Assets), in each case, excluding any “fair use” or similar rights that may be held by any Person under Applicable Law, and any works that may have been created under such rights. Subject to the Third Party Publishing Rights, Seller is not restricted from using, publishing in any form (including print, electronic or audio), reproducing, publicly displaying, publicly performing, creating derivative works of or otherwise exploiting the books and other publications concerning the South Beach Diet, and Seller is free to author or have authored books and other publications concerning the South Beach Diet. Except as set forth on Schedule 3.5(a), Seller has not granted any right, title or interest in any Intellectual Property Assets to any Person.

(c) Schedule 3.5(a) lists all Intellectual Property Agreements and such Intellectual Property Agreements are all of the Contracts relating to the Intellectual Property necessary to operate the Business other than the Excluded Intellectual Property Agreements. There are no agreements that govern the Excluded Intellectual Property, except those that are set forth on Schedule 3.5(a)(xii).

(d) Except as set forth on Schedule 3.12(d), Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to, or has the valid right to use, all the Intellectual Property Assets, in each case, free and clear of Encumbrances, other than Encumbrances that will be released at Closing (and Encumbrances in the form of any rights or restrictions with respect to Intellectual Property created under any Intellectual Property Agreement). Without limiting the generality of the foregoing, except as set forth on Schedule 3.12(d), Seller has entered into written agreements with every current and former employee of Seller, and with every current and former independent contractor that has performed services for Seller, in each case, where such Person has contributed to the development of any Intellectual Property Assets, whereby such employees and independent contractors assign to Seller all right, title and interest they may have in any Intellectual Property developed by such employee or independent contractor in the course of his, her or its relationship with Seller.

(e) Except as described on Schedule 3.6(a), the consummation of the transactions contemplated hereunder will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Buyer’s right to own, use or hold for use any Intellectual Property Assets or other Intellectual Property licensed under the Intellectual Property Agreements as owned, used or held for use in the conduct of the Business as currently conducted.

(f) Seller’s rights in the Intellectual Property Assets owned by Seller are valid, subsisting and enforceable. Except as set forth on Schedule 3.12(f), Seller has taken all reasonable steps to maintain the Intellectual Property Assets and to protect and preserve the confidentiality of all trade secrets included in the Intellectual Property Assets, including requiring all Persons having access thereto to execute written non-disclosure agreements.

(g) Except as set forth on Schedule 3.12(g), the conduct of the Business as currently and formerly conducted by Seller, and the Intellectual Property Assets and Intellectual Property licensed under the Intellectual Property Agreements as currently or formerly owned, licensed or used by Seller, have not since August 1, 2011, infringed, misappropriated, diluted or otherwise violated, and have not since August 1, 2011, do not and, to the Knowledge of Seller, will not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property or other rights of any Person. To the Knowledge of Seller, except as set forth on Schedule 3.12(g), no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Intellectual Property Assets.

(h) Except as set forth on Schedule 3.12(h), there are no actions (including any oppositions, interferences or re-examinations, but excluding any office actions issued in the ordinary course of prosecution) settled since August 1, 2011, pending or, to the Knowledge of Seller, threatened (including in the form of offers to obtain a license): (i) by any Person alleging any infringement, misappropriation, dilution or violation of Intellectual Property by Seller in connection with the Business; (ii) challenging the validity, enforceability, registrability or ownership of any Intellectual Property Assets owned by Seller or Seller’s rights with respect to any Intellectual Property Assets; or (iii) by Seller alleging any infringement, misappropriation, dilution or violation by any Person of any Intellectual Property Assets. Except as set forth on Schedule 3.12(h), Seller is not subject to any outstanding or, to the Knowledge of Seller, prospective Order that does or would restrict or impair the use of any Intellectual Property Assets.

3.13 Privacy of Customer Information. Since August 1, 2011, Seller and any Persons having authorized access to the Business’s databases or other records have at all times complied in all material respects with all Applicable Laws relating to privacy, data protection and the collection and use of personal information of users and other Persons gathered or accessed in the course of the operations of the Business (collectively, the “Privacy and Data-Protection Laws”). Since August 1, 2011, Seller has at all times complied in all material respects with all publicly-available rules, policies and procedures established by Seller from time to time with respect to the foregoing. Neither Seller nor any Person authorized by Seller has published, disclosed, collected, maintained, or otherwise used in the conduct of the Business any “protected health information” (as such term is used in the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191) or any other sensitive information governed by the Health Information Technology for Economic and Clinical Health Act, Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 and analogous Applicable Laws. No claims have been asserted or threatened against Seller or any other Person in connection with the Business by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any Applicable Laws. To the Knowledge of Seller, in the past three (3) years, no security breach has occurred with respect to any databases or other records maintained in connection with the Business that are subject to the Privacy and Data-Protection Laws.

3.14 Employee Matters. There is no strike, walkout or other work stoppage, or, to the Knowledge of Seller, unionizing effort involving or affecting Seller  pending or, to the Knowledge of Seller, threatened.   There is no legal action, suit, proceeding or claim pending or, to the Knowledge of Seller, threatened between Seller and any of its employees, former employees, agents, former agents, job applicants or any association or group of any of its employees. Seller is not delinquent in any payments to or on behalf of any of its employees for any compensation or benefits of any kind due and owing to any such employee or independent contractor of Seller.

3.15 Employee Benefit Plan Matters. Seller does not have any Liability (including on account of an ERISA Affiliate) with respect to a plan subject to Title IV of ERISA (including a multiemployer plan defined in Section 4001(a)(3) of ERISA). Each Employee Benefit Plan conforms (and at all times since August 1, 2011 has conformed) in all material respects to, and is being administered and operated (and has at all times since August 1, 2011 been administered and operated) in material compliance with its terms, the requirements of ERISA, the Code and all other Applicable Laws. None of the Purchased Assets are, or are reasonably expected to become, the subject of any Encumbrance arising under ERISA or Section 412(n) of the Code.

3.16 No Other Representations or Warranties. This Agreement, including all exhibits and schedules hereto, does not contain any untrue statement of any material fact and does not omit to state any material fact required in order to make such statement not misleading.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that the statements set forth hereinafter in this ARTICLE IV are true and correct as of the Closing Date:

4.1 Authority and Binding Effect. Buyer has the full power and authority to execute and deliver this Agreement and the Transaction Documents. This Agreement and the Transaction Documents and the consummation by Buyer of its obligations contained herein and therein have been duly authorized by all necessary organizational actions of Buyer and such agreements have been duly executed and delivered by Buyer. This Agreement is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, and, upon execution and delivery, each of the Transaction Documents will be a valid and binding agreement of Buyer and shall be enforceable against it in accordance with its terms, except as enforceability of the obligations of Buyer under this Agreement and the Transaction Documents may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general principles of equity relating to the availability of equitable remedies (whether such agreements are sought to be enforced in a proceeding at law or a proceeding in equity). It is not necessary for Buyer to take any action or to obtain any approval, consent, or release by or from any third person, Governmental Authority, or other entity, to enable Buyer to enter into or perform its obligations under this Agreement and the Transaction Documents.

4.2 Organization and Standing. Buyer is a corporation duly organized and validly existing under and is in good standing under the laws of the State of Delaware. Buyer has the requisite organizational power to own and operate its properties and assets, and to carry on its business as presently conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the character of the business conducted by it or the location of the properties owned or leased by it make such qualification necessary, except for jurisdictions in which the failure to so qualify would not materially and adversely affect Buyer.

4.3 Compliance with Other Instruments. The execution and delivery of this Agreement, the Transaction Documents and all other agreements to be entered into in connection herewith and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of any provision of Buyer’s organizational documents and instruments or of any Applicable Law which is either applicable to, binding upon or enforceable against Buyer with respect to the Purchased Assets or the Business.

4.4 Governmental Consents and Approvals. No consent, Permit or Order, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

4.5 Litigation and Proceedings. There is no action, suit, proceeding or investigation, or any counter or cross-claim in an action brought against, by or on behalf of Buyer, whether at law or in equity, or before or by any Governmental Authority, or before any arbitrator of any kind, that is pending or, to Buyer’s Knowledge, threatened, which would reasonably be expected to affect adversely Buyer’s ability to perform its obligations under this Agreement or the Transaction Documents or complete any of the transactions contemplated hereby or thereby.

4.6 No Broker. Other than as set forth on Schedule 4.6, Buyer has not retained or used the services of an agent, finder, or broker in connection with the transactions contemplated by this Agreement.

4.7 Financial Ability to Perform. Buyer has immediately available funds sufficient to enable Buyer to pay the Purchase Price, all associated fees and expenses and all other amounts required to be paid by Buyer at Closing pursuant to this Agreement in accordance with its terms.

ARTICLE V
OBLIGATIONS SURVIVING THE CLOSING

5.1 [Reserved]

5.2 Further Assurances. Each party hereto shall execute and deliver on or after the Closing Date such instruments and take such other actions as the other party may reasonably request in order to carry out the terms, conditions, and intent of this Agreement or to better evidence or effectuate the transactions contemplated herein.

5.3 Expenses. Unless otherwise specifically provided for herein, each party shall pay all of its respective costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and the other agreements contemplated hereby, and in carrying out and closing the transactions contemplated by this Agreement whether or not this Agreement or the transactions contemplated hereby are ever consummated.

5.4 Taxes.

(a) Transfer Taxes/Cooperation. Seller and Buyer shall each be responsible for one-half of the payment of all transfer, documentary, sales, use, stamp, registration, real property transfer, recording, stock transfer and other similar Taxes and fees (including any penalties and interest), if any, which may be payable with respect to the transactions contemplated by this Agreement. Buyer shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, real property transfer, recording, stock transfer and other similar Taxes and fees (including any penalties and interest), and Buyer and Seller shall each be responsible for one half of the costs of such Tax Returns and other necessary documentation. Buyer and Seller shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Returns, determining a Liability for Taxes or participating in or conducting any audit or other proceeding in respect of Taxes.

(b) Waiver of Bulk Sales Laws. Buyer and Seller each waive compliance with the bulk sales Applicable Laws and any other similar Applicable Laws (including state Tax Applicable Laws) in any applicable jurisdiction in respect of the transactions contemplated by this Agreement; provided, however, that Seller shall pay and discharge when due all liabilities and obligations asserted by creditors against Buyer or the Purchased Assets by reason of such noncompliance and shall promptly take all necessary actions required to remove any Encumbrance which may be placed upon any of the Purchased Assets by reason of such noncompliance.

(c) Seller shall pay all Taxes arising from or with respect to (i) the Purchased Assets through the Closing Date, including a share of Taxes attributable to the portion of any Straddle Period occurring on or before the Closing Date (allocated in accordance with Section 1.4(j)), and (ii) the sale of the Purchased Assets and any liquidation, partial or whole, of Seller. Buyer shall pay all Taxes arising from or with respect to the Purchased Assets after the Closing Date, including a share of Taxes attributable to the portion of any Straddle Period occurring after the Closing Date (allocated in accordance with Section 1.4(j)). Seller shall pay the Taxes arising from or with respect to the conduct or operation of the Business (other than the Purchased Assets) before and after the Closing Date.

5.5 Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Purchased Assets, except to the extent that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. From and after the Closing, Buyer shall, and shall cause its Affiliates to, hold, and shall use its commercially reasonable efforts to cause its or their respective representatives to hold, in confidence any and all information, whether written or oral, concerning the Business (other than the Purchased Assets), except to the extent that such information (i) is generally available to and known by the public through no fault of Buyer, any of its Affiliates or their respective representatives; or (ii) is lawfully acquired by Buyer, any of its Affiliates or their respective representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Buyer or any of its Affiliates or their respective representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Applicable Law, Buyer shall promptly notify Seller in writing and shall disclose only that portion of such information which Buyer is advised by its counsel in writing is legally required to be disclosed, provided that Buyer shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Notwithstanding anything herein to the contrary, the obligations in this Section 5.5 shall not restrict any disclosure by either party pursuant to any Applicable Law, or by any Order, including any examination or audit of Seller by a self-regulatory organization or the United States Securities and Exchange Commission, provided that the disclosing party shall give prompt notice to the non-disclosing party of such Order, to the extent possible, unless otherwise prohibited under law, rule or regulation. It shall not be a violation of this Section 5.5 for any party to use confidential information related to the Purchased Assets as general background knowledge in the ordinary course of such party’s business, provided that such party does not disclose specific confidential information regarding the Purchased Assets.

5.6 Nondisparagement. At all times beginning on the Closing Date, Seller shall not directly or indirectly, through one or more of its Affiliates or otherwise, make or solicit or encourage others to make or solicit any derogatory or negative statement or communication about Buyer, its officers, directors, employees, stockholder, members, agents or products or any of its Affiliates’ businesses, products, services or activities (including the Purchased Assets and the principles associated with the South Beach Diet program or philosophy as such program/philosophy exists at Closing or modified by Dr. Agatston or with Dr. Agatston’s prior written consent thereafter); provided, however, that such restriction shall not prohibit truthful testimony compelled by valid legal process or truthful statements contained in documents prepared in connection with any suite, legal action or proceeding arising out of this Agreement and/or the exhibits and schedules hereto. At all times beginning on the Closing Date, Buyer shall not directly or indirectly, through one or more of its Affiliates or otherwise, make or solicit or encourage others to make or solicit any derogatory or negative statement or communication about Seller, its officers, directors, employees, stockholder, members, agents or products or any of its Affiliates’ businesses, products, services or activities (including the Business (other than the Purchased Assets)); provided, however, that such restriction shall not prohibit truthful testimony compelled by valid legal process or truthful statements contained in documents prepared in connection with any suite, legal action or proceeding arising out of this Agreement and/or the exhibits and schedules hereto.

5.7 Use of Names. Except as expressly permitted in the License Agreement during the wind-down period, from and after the Closing Date, Seller shall discontinue any and all usage of the name “South Beach”, “SBD” or any variations of any of the foregoing in any respect. On the Closing Date, Seller shall amend its Certificate of Incorporation to change its name to “Palm Fronds Residual Corp.”.Within five (5) business days of the Closing Date, Seller shall amend any business registrations or fictitious name filings to change its name to “Palm Fronds Residual Corp.”.

5.8 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of one (1) year after the Closing, Buyer shall:

(i) retain the Purchased Books and Records relating to periods prior to the Closing in a manner reasonably consistent with its standard operating practices; and

(ii) upon reasonable notice, afford the Seller’s representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of one (1) year after the Closing, Seller shall:

(i) retain the Books and Records (including personnel files) of Seller which relate to the Business and its operations for periods prior to the Closing; and

(ii) upon reasonable notice, afford the Buyer’s representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such Books and Records.

(c) Neither Buyer nor Seller shall be obligated to provide the other party with access to any Books or Records (including personnel files) pursuant to this Section 5.8 where such access would violate any Applicable Law.

5.9 COBRA Obligations. Seller shall comply with applicable statutory requirements to provide continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (and any similar state law requirement) to (a) any former employee of Seller who, as of the Closing Date, has elected or is entitled to elect such coverage under Seller’s group health plans, and (b) any current employee of Seller (and any covered spouse or dependent of such employee) who becomes entitled to elect such coverage by virtue of the consummation of the transactions contemplated by this Agreement.

ARTICLE VI
THE CLOSING

The consummation of the transactions contemplated hereby (the “Closing”) is being held simultaneously with the execution and delivery of this Agreement, shall take place by an electronic exchange of documents and shall be deemed to occur at 11:59 p.m., Eastern Time, on the date hereof (the “Closing Date”).

6.1 Closing Deliveries of Seller. At the Closing, Seller shall deliver, or cause to be delivered to Buyer, the following, in form and substance reasonably satisfactory to Buyer:

(a) the Assignment and Assumption Agreement in substantially the form of Exhibit C hereto, duly executed by Seller (the “Assignment Agreement”);

(b) a certificate of Seller’s non-foreign status as set forth in Treasury Regulation Section 1.1445-2(b), duly executed by Seller;

(c) a bill of sale and assignment in the form of Exhibit D hereto (the “Bill of Sale”) and duly executed by Seller, transferring all of Seller’s right, title and interest in and to the Purchased Assets to Buyer;

(d) license agreement in the form of Exhibit E hereto (the “License Agreement”), duly executed by Seller;

(e) a Trademark and Domain Assignment Agreement and Copyright Assignment Agreement, in the form of Exhibit F-1 hereto and Exhibit F-2 hereto, respectively (collectively, the “Intellectual Property Assignment Agreements”) duly executed by Seller, transferring all of Seller’s right, title and interest in and to the registrations and applications for registration of Trademarks and Copyrights, as applicable, set forth on Schedule 3.12(a) to Buyer;

(f) the consents and approvals required in connection with the assignment of the Assigned Contracts listed on Schedule 6.1(f) attached hereto, each in form reasonably satisfactory to Buyer;

(g) a consulting agreement, in form acceptable to Buyer in its discretion, duly executed by each of Dr. Agatston and Sari Agatston;

(h) receipt of an executed and customary payoff letter or other reasonable documentation setting forth the amount required to repay all Indebtedness of Seller and evidence of authority of Buyer to release all Encumbrances created under such Indebtedness and relating to the Purchased Assets, in a form acceptable to the Buyer, which shall indicate that the applicable lenders to Seller have agreed to release immediately all applicable Encumbrances relating to the Purchased Assets, including all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Buyer, that are necessary or appropriate to evidence the release of all such Encumbrances;

(i) a termination, effective as of the Closing Date, of that certain Consulting Services Arrangement, in form reasonably satisfactory to Buyer, duly executed by Dr. Agatston, Sari Agatston, SBD/PS, Inc. and Seller; and

(j) a certificate of the Secretary of Seller attaching and certifying (1) its resolutions duly adopted by the governing body of Seller, authorizing and approving the execution and delivery of this Agreement, including the exhibits and schedules hereto, and the consummation of the transactions contemplated hereby, (2) resolutions duly adopted by the required equity holders of Seller, authorizing and approving the execution and delivery of this Agreement, including the exhibits and schedules hereto, and the consummation of the transactions contemplated hereby, and (3) the authorization of and the names and signatures of the officers authorized to sign this Agreement and the agreements and documents to be delivered hereunder and thereunder.

6.2 Closing Deliveries of Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, the following, in form and substance reasonably satisfactory to Seller and its counsel:

(a) a cash payment in the amount of the Purchase Price to City National Bank, on behalf of Seller;

(b) the Assignment Agreement, duly executed by Buyer;

(c) the Bill of Sale, duly executed by Buyer;

(d) the Intellectual Property Assignment Agreements, duly executed by Buyer;

(e) the License Agreement, duly executed by Buyer;

(f) a consulting agreement, in form acceptable to Buyer in its discretion, duly executed by Buyer, Dr. Agatston and Sari Agatston; and

(g) A certificate of the Secretary of Buyer attaching and certifying (1) its resolutions duly adopted by the governing body of Buyer, authorizing and approving the execution and delivery of this Agreement, including the exhibits and schedules hereto, and the consummation of the transactions contemplated hereby, and (2) the authorization of and the names and signatures of the officers of such person authorized to sign this Agreement and the agreements and documents to be delivered hereunder and thereunder.

ARTICLE VII
INDEMNIFICATION

7.1 Survival.

(a) All representations and warranties in this Agreement shall not survive, and shall terminate immediately upon, the Closing, and thereafter shall be of no force or effect.

(b) All of the covenants or other agreements of the parties contained in this Agreement that do not by their terms require performance after the Closing shall not survive, and shall terminate immediately upon, the Closing, and thereafter shall be of no force or effect.

(c) All of the covenants or other agreements of the parties contained in this Agreement that by their terms require performance after the Closing shall survive until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived in writing by the party entitled to such performance. No claim for a breach of a covenant or other agreement set forth in this Agreement (the “Covenants”) may be made or brought by any party hereto after thirty (30) days following the expiration of the applicable statute of limitations period; provided, however, that any obligation to indemnify and hold harmless shall not terminate with respect to any Losses to which the person to be indemnified shall have given notice in writing setting forth the specific claim and the basis therefor in reasonable detail to the Indemnifying Party in accordance with Section 7.4 before the termination of the applicable survival period set forth above.

7.2 Obligations of Seller.

(a) Subject to Section 7.1, Seller shall indemnify, hold harmless and defend Buyer and each of its managers, officers, stockholders, members, employees and agents and the respective successors and assigns of Buyer and such persons (all of the foregoing, collectively, the “Buyer Indemnified Parties” or, individually, a “Buyer Indemnified Party”), from and against any and all Losses that arise from or in connection with the following:

(i) any breach or default by Seller of any of its Covenants contained in Sections 5.4, 5.5 or 5.6; and

(ii) any of the Excluded Assets or any of the Retained Liabilities.

(b) Buyer acknowledges and agrees that Seller shall not have any Liability under any provision of this Agreement to the extent that such Loss relates to action taken by Buyer with respect to the Purchased Assets after the Closing Date.

(c) Buyer acknowledges and agrees that the sole remedy available to any Buyer Indemnified Party with respect to any indemnification by Seller under Section 7.2(a)(i) only with respect to any breach or default by Seller of any of its Covenants contained in Sections 5.5 or 5.6 (for the avoidance of doubt, the Covenants contained in Section 5.4 shall not be so limited), shall be specific performance, and Buyer agrees on behalf of itself and each Buyer Indemnified Party that no monetary or other damages shall be awarded in any action for any alleged breach of the Covenants contained in Sections 5.5 or 5.6.

(d) Buyer acknowledges and agrees that Buyer’s right to indemnification with respect to any indemnification by Seller under Section 7.2(a)(ii) is limited solely to Losses incurred by Buyer with respect to a third party.

7.3 Indemnification by Buyer.

(a) Subject to Section 7.1, Buyer shall indemnify and hold Seller and its directors, officers, shareholders, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses that arise from or in connection with the following:

(i) any breach or default by Buyer of its Covenants contained in this Agreement; and

(ii) any Assumed Obligation.

(b) Seller acknowledges and agrees that the sole remedy available to any Seller Indemnified Party with respect to any indemnification by Buyer under Section 7.3(a)(i) only with respect to any breach or default by Buyer of any of its Covenants contained in Sections 5.5 or 5.6 (for the avoidance of doubt, the Covenants contained in Section 5.4 shall not be so limited), shall be specific performance, and Seller agrees on behalf of itself and each Seller Indemnified Party that no monetary or other damages shall be awarded in any action for any alleged breach of the Covenants contained in Sections 5.5 or 5.6.

7.4 Breaches and Inaccuracies. Buyer and Seller each acknowledge and agree that any claim based on, relating to or arising from alleged facts that, if true, would constitute a breach or inaccuracy of a representation or warranty under ARTICLE III or ARTICLE IV shall not constitute a Loss indemnifiable hereunder solely because of such breach or inaccuracy and, accordingly, shall not be included in those claims for which indemnification shall be provided under this ARTICLE VII solely because of such breach or inaccuracy; provided, however, that this Section 7.4 shall not otherwise restrict the rights of Buyer to seek indemnification for Retained Liabilities under this ARTICLE VII.

7.5 Third Party Claims Procedure. Promptly after the receipt by any Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party”) of notice of, or threat of, the commencement of any action or proceeding against such Indemnified Party by a third party, such Indemnified Party shall, if a claim with respect thereto is or may be made against any indemnifying party (the “Indemnifying Party”) pursuant to this ARTICLE VII, give such Indemnifying Party written notice of the commencement of such action or proceeding and give such Indemnifying Party a copy of such claim and/or process (or threat thereof) and all legal pleadings in connection therewith. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations contained in this ARTICLE VII, except where, and solely to the extent that, such failure actually prejudices the rights of such Indemnifying Party. If such Indemnifying Party acknowledges responsibility for indemnification pursuant to this ARTICLE VII with respect to such claim and/or process within twenty (20) days of such notice, such Indemnifying Party shall have the right to defend, at its own expense and by its own counsel reasonably acceptable to the Indemnified Party, any such matter involving the asserted Liability of the Indemnified Party; provided, however, that the Indemnified Party shall have the right to participate in the defense or such asserted Liability at the Indemnified Party’s own expense. In any event, the Indemnified Party and its counsel and such Indemnifying Party and its counsel shall cooperate in the defense against, or compromise of, any such asserted Liability. In the event that such Indemnifying Party shall decline to participate in or assume the defense of such action, or shall not respond within twenty (20) days of notice of such claim, in accordance with the provisions hereof, any of the Indemnified Parties may undertake such defense and the Indemnifying Party shall be responsible for reimbursing the Indemnified Parties for their reasonable legal fees and expenses in connection therewith as and when such fees and expenses are incurred by them. If the Indemnifying Party is defending the claim as set forth above, the Indemnifying Party shall have the sole right to settle the claim, subject to obtaining the consent of the Indemnified Party; provided, however, that if the Indemnified Party shall fail to consent to the settlement of such a claim by the Indemnifying Party, which settlement (i) the claimant has indicated it will accept, (ii) does not relate to Dr. Agatston or Sari Agatston and (iii) includes an unconditional release of the Indemnified Party by the claimant and imposes no restrictions on the future activities and does not materially and adversely affect the Tax Liability for future periods of the Indemnified Party and its Affiliates, the Indemnifying Party may enter into such settlement without the Indemnified Party’s consent. If the Indemnified Party is defending the claim as set forth above, the Indemnified Party shall have the sole right to settle or compromise any claim, subject to obtaining consent to the settlement of such claim by the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned).

7.6 Exclusive Remedy. Except for equitable relief and specific performance of covenants that survive Closing or as otherwise provided in this ARTICLE VII, the indemnification provided in this ARTICLE VII shall be the sole and exclusive post-Closing remedy available to the parties hereto for any Claim under this Agreement for breaches of representations, warranties and covenants, other than for a claim of actual fraud. Nothing herein shall restrict the rights or remedies available to Seller or Buyer at Applicable Law or equity to implement, impose or enforce the remedies under this ARTICLE VII.

ARTICLE VIII
MISCELLANEOUS

8.1 Assignment. Neither Seller nor Buyer may assign this Agreement, or assign its rights or delegate its duties hereunder, without the prior written consent of the other party hereto, except that Buyer may assign (without relieving Buyer of its obligations under this Agreement) its rights or delegate its duties hereunder to any of its Affiliates. This Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

8.2 Severability. Any provision of this Agreement, which is illegal, invalid, or unenforceable, shall be ineffective to the extent of such illegality, invalidity, or unenforceability, without affecting in any way the remaining provisions hereof. Upon such determination that any term or other provision is invalid, illegal or unenforceable, Buyer and Seller shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

8.3 Governing Law; Jurisdiction. This Agreement, its construction, and the remedies for its enforcement or breach are to be applied pursuant to, and in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in any of the local, state or federal courts within the State of Delaware and each of the parties consents to the jurisdiction of such courts (and to appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.

8.4 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

8.5 Entire Agreement; Amendment. This Agreement, the Transaction Documents and the Exhibits and Schedules hereto, and each additional agreement and document to be executed and delivered pursuant hereto, constitute all of the agreements of the parties with respect to, and supersede all prior agreements and understandings (whether oral or written) relating to the subject matter of, this Agreement or the transactions contemplated by this Agreement. This Agreement may not be modified or amended except by a written instrument specifically referring to this Agreement signed by all of the parties hereto.

8.6 Waiver. No waiver by one party of the other party’s obligations, or of any breach or default hereunder by any other party, shall be valid or effective, unless such waiver is set forth in writing and is signed by the party giving such waiver; and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature or any other breach or default by such other party.

8.7 Third Parties. Other than to the extent that Persons are either Buyer Indemnified Parties or Seller Indemnified Parties, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person other than the parties hereto and their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

8.8 Interpretation; Headings. The section, subsection and any paragraph headings contained herein are for the purpose of convenience only and are not intended to define or limit or affect, and shall not be considered in connection with, the interpretation of any of the terms or provisions of this Agreement. The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”

8.9 Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.10 Notices. All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given to the person designated below (i) on the date of delivery if delivered in person; (ii) on the date of transmission by fax or email, provided that the successful transmission in the form of a fax has been confirmed through a confirmation function sheet provided by the fax machine used for such transmission; (iii) on the third business day following the deposit thereof in the United States Mail, provided it is mailed by certified mail, return-receipt requested and postage prepaid and properly addressed; or (iv) on the earlier of actual receipt or second business day after being sent by air courier or commercial delivery service. Any party hereto may from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified below:

If to Seller, to:

SBD Holdings Group Corp.

24311 Walden Center Dr., Suite 200

Bonita Springs, FL 34134

Attention: Chief Executive Officer

with a copy to (which shall not constitute notice):

MidOcean Partners, LP 320 Park Avenue, Suite 1600
New York, NY 10022
Attention: Daniel Penn

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP 601 Lexington Avenue
New York, NY 10022
Attention: Andrew Herman
Fax: (212) 446-4800

If to Buyer, to:

Nutrisystem SBD, LLC

c/o Nutrisystem, Inc.

Fort Washington Executive Center

600 Office Center Drive

Fort Washington, PA 19034

Attention: Ralph J. Mauro, Esq.

Email: rmauro@nutrisystem.com

with a copy to (which shall not constitute notice):

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

Attention: Steven J. Abrams, Esq.

Email: abramss@pepperlaw.com

Fax: (215) 981-4750

8.11 Public Announcements.

(a) Buyer and Seller will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, any initial press release or other initial public statements disclosing the Closing of the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation.

(b) Other than as contemplated by Section 8.11(a), Seller will not make any public announcements concerning matters set forth in this Agreement or the negotiation thereof without the prior written consent of Buyer. Notwithstanding the preceding, Buyer may make public announcements concerning the existence, terms and conditions of this Agreement consistent with this Agreement if this Agreement is otherwise previously filed by Buyer with the United States Securities and Exchange Commission as required by Applicable Law.

8.12 Incorporation of Exhibits and Schedules. The exhibits and Seller’s Disclosure Schedules identified in this Agreement are incorporated herein by reference and made a part hereof. The Disclosure Schedules shall be deemed to apply to all Sections of ARTICLE III to which such application is reasonably apparent on its face. Certain information set forth in the Disclosure Schedules are included solely for informational purposes, are not an admission of liability or materiality with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement.

8.13 Acknowledgment; Access to Information. Buyer acknowledges and agrees that it (a) has had an opportunity to discuss the Business and the Purchased Assets with the representatives of Seller, (b) has had access to an electronic data room that included information regarding Seller, and has been afforded the opportunity to ask questions of and receive answers from officers of Seller, and (c) has conducted its own independent investigation and analysis of the Business and the Purchased Assets, and the transactions contemplated hereby and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Business and the Purchased Assets. Buyer has relied solely upon its own investigation and analysis and the representations and warranties and schedules of Seller expressly set forth in this Agreement. Buyer acknowledges that, other than as expressly set forth in this Agreement, neither Seller nor any of its directors, officers, employees, Affiliates, stockholders, agents or representatives makes or has made any representation or warranty, either express or implied, and in furtherance of the foregoing, Seller hereby expressly disclaims and negates any express or implied representation or warranty whatsoever with respect to (i) the accuracy or completeness of any of the information provided or made available to Buyer or any of its agents, representatives, lenders or Affiliates prior to the execution of this Agreement or (ii) any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof), or future financial condition (or any component thereof) of the Business heretofore or hereafter delivered to or made available to Buyer or any of its agents, representatives, lenders or Affiliates.

[Signature Page Follows]

Each of Seller and Buyer has caused its duly authorized representative to execute this Asset Purchase Agreement on the date first written above.

BUYER:

NUTRISYSTEM SBD, LLC,
a Delaware limited liability company

By:	/s/ Michael P. Monahan

Name:	Michael P. Monahan

Title:	Executive Vice President and CFO

SELLER:

SBD HOLDINGS GROUP CORP.,
a Delaware corporation
By:	/s/ Elise Donahue

Name:	Elise Donahue

Title:	CEO

EXHIBITS

Exhibit A	Definitions

Exhibit B	Purchase Price Allocation

Exhibit C	Form of Assignment and Assumption Agreement

Exhibit D	Form of Bill of Sale

Exhibit E	Form of License Agreement

Exhibit F-1	Form of Trademark and Domain Assignment Agreement

Exhibit F-2	Form of Copyright Assignment Agreement

EXHIBIT A
Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set forth below and grammatical variations of such terms shall have corresponding meanings:

“Accounts Receivable” shall mean all accounts receivable of Seller in respect of the sale or lease of products, services or other assets, notes and other receivables, bid or performance deposits, employee advances, all negotiable instruments, other instruments and chattel paper, and other miscellaneous receivables, whether billed or unbilled, as are payable to Seller.

“Affiliate” shall mean, with respect to a particular Person, any Person controlling, controlled by or under common control with that Person, as well as any majority-owned entities of that party and of its other Affiliates. For the purposes of the foregoing, ownership, directly or indirectly, of greater than 25% or more of the voting securities or other equity interest of another entity shall be deemed to constitute control.

“Agreement” shall have the meaning set forth in the preamble.

“Applicable Law” shall mean any domestic or foreign, federal, state, provincial, municipal or local statute, law, by-law, Order, Permit, ordinance, rule, regulation, pronouncement, protocol, code, guideline, treaty, policy, notice, direction, decree, injunction, judgment, award or requirement of any Governmental Authority having the effect of law which is applicable in the circumstances.

“Assigned Contracts” shall have the meaning set forth in Schedule A.

“Assignment Agreement” shall have the meaning set forth in Section 6.1(a).

“Assumed Obligations” shall have the meaning set forth in Section 1.3.

“Bill of Sale” has the meaning set forth in Section 6.1(c).

“Books and Records” shall mean all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys, material and research and files; provided that “Books and Records” shall not include any attorney-client communications, attorney work product or other privileged documents related to the transactions contemplated by this agreement..

“Business” shall have the meaning set forth in the recitals to this Agreement.

“Business Contracts” shall have the meaning set forth in Section 3.5(a).

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 7.2(a).

“Buyer’s Parent” shall have the meaning set forth in the Recitals to this Agreement.

“Closing” shall have the meaning set forth in the preamble to ARTICLE VI.

“Closing Date” shall have the meaning set forth in the preamble to ARTICLE VI.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” shall mean any oral or written binding agreement, contract, subcontract, executory purchase order, instrument, note, bond, mortgage, indenture, pledge, guaranty, lease, license, option or other binding arrangement, commitment or obligation.

“Copyright” shall have the meaning set forth in the definition of “Intellectual Property” in this Exhibit A.

“Covenants” shall have the meaning set forth in Section 7.1(c).

“Dr. Agatston” shall mean Dr. Arthur Agatston.

“Employee Benefit Plan” means each “employee benefit plan” (as described in Section 3(3) of ERISA), and any other written or unwritten deferred compensation, pension, profit sharing, stock option, stock purchase, phantom stock, restricted stock or other equity-based award, change of control, severance or termination pay, savings, group insurance or retirement plan, agreement, arrangement or policy, and all vacation pay, severance pay, incentive compensation, commission, consulting, bonus and other employee benefit or fringe benefit plans, policies or arrangements currently sponsored, maintained by, contributed to or required to be contributed to by Seller or any ERISA Affiliate or with respect to which Seller or any ERISA Affiliate has any current or contingent Liability.

“Encumbrance” shall mean any encumbrance, lien, charge, hypothecation, pledge, mortgage, title retention agreement, security interest of any nature, restriction (other than restriction on transfer), condition or any adverse interest of any nature, claim, exception, right of set-off, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption, privilege, restriction, condition or any adverse interest of any nature, or any contract to create any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder, as amended and supplemented from time to time, or any successors thereto.

“ERISA Affiliate” means any Person that is included with Seller in a controlled group or affiliated service group under Sections 414(b), (c), (m) or (o) of the Code.

“Excluded Assets” shall have the meaning set forth in Section 1.2.

“Excluded Intellectual Property” shall mean all user database information, customer databases and all other intellectual property that is set forth on Schedule B.

“Excluded Intellectual Property Agreements” shall have the meaning set forth in Section 3.5(a)(xii).

“Governmental Authority” or “Governmental Authorities” shall mean any (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, supranational or other government; or (c) governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, commission, agency, body or entity and any court or other tribunal).

“Indebtedness” shall mean (i) the principal of and accrued unpaid interest, penalties, fees, breakage costs, premiums, expenses or similar charges, including any of the foregoing arising from the discharge of any obligation or payable as a result of the sale of the Purchased Assets, in respect of (A) indebtedness of Seller for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which Seller is responsible or liable; (ii) all obligations of Seller on issued or assumed as the deferred purchase price of property, all conditional sale obligations of Seller and all obligations of Seller under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities); (iii) all obligations of the type referred to in clauses (i) and (ii) of Seller the payment of which Seller is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Encumbrance on any property or asset of Seller (whether or not such obligation is assumed by Seller).

“Indemnified Party” shall have the meaning set forth in Section 7.5

“Indemnifying Party” shall have the meaning set forth in Section 7.5.

“Intellectual Property” means all intellectual property and industrial property rights, and all rights, interests and protections associated with any of the foregoing, however arising, pursuant to the Applicable Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing (“Trademarks”); (b) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority and accounts with Twitter, Facebook and any other social media companies; (c) works of authorship and design registrations, whether or not copyrightable, including copyrights and moral rights, and all registrations, applications for registration and renewals of such copyrights (“Copyrights”); (d) trade secrets and other confidential and proprietary information and all rights under Applicable Law therein (including customer records and, with respect to inventions, discoveries, business and technical information and know-how, databases, and data collections); and (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models).

“Intellectual Property Agreements” means all licenses, sublicenses, Publishing Agreements, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration, other than the right to receive payments contemplated under Section 1.2(d)), whether written or oral, (i) relating to the Intellectual Property Assets and (ii) to which Seller is a party.

“Intellectual Property Assets” means all Intellectual Property Registrations, Intellectual Property licensed to Seller under the Intellectual Property Agreements and all other unregistered Intellectual Property that is related to the Business, in each case, excluding any Excluded Intellectual Property but including, for clarity, all Trademarks and Copyrights set forth on Schedule 3.12(a).

“Intellectual Property Assignment Agreements” has the meaning set forth in Section 6.1(e).

“Intellectual Property Registrations” means all Intellectual Property (other than Excluded Intellectual Property) related to the Business and owned by, or pending in the name of, Seller (or any predecessor in interest to the Business) that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private domain name registrar in any jurisdiction, including registered Trademarks, domain names and Copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Knowledge” shall mean (i) with respect to Buyer, the actual knowledge of the individuals set forth on Schedule C.1, and (ii) with respect to Seller, the actual knowledge of the individuals set forth on Schedule C.2.

“Liabilities” shall mean any liability, obligation, commitment, expense, deficiency, guaranty or endorsement of or by any Person, whether known or unknown, and whether accrued, absolute, contingent, matured or unmatured.

“License Agreement” shall have the meaning set forth in Section 6.1(d).

“Loan Agreement” shall mean that certain Loan and Security Agreement, dated as of October 9, 2012, by and between Seller, as Borrower, and City National Bank, as Lender, as amended, supplemented or otherwise modified from time to time.

“Losses” in respect of any matter shall mean all claims, demands, proceedings, losses, damages, obligations, liabilities, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising as a result of such matter (but excluding any consequential losses).

“Order” means any award. order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” shall mean any natural person, partnership, corporation, limited liability company, proprietorship, association, joint venture, trust, unincorporated organization, governmental authority or other legal entity.

“Privacy and Data-Protection Laws” shall have the meaning set forth in Section 3.13.

“Publishing Agreements” shall mean any agreement to which Seller or any of its Affiliates is a party pursuant to which such Person grants or receives the right to publish any work that is the subject of a Copyright in any form (including print, electronic or audio).

“Purchase Price” shall have the meaning set forth in Section 2.1.

“Purchased Assets” shall have the meaning set forth in Section 1.1.

“Purchased Books and Records” shall have the meaning set forth in Section 1.1(c).

“Retained Liabilities” shall have the meaning set forth in Section 1.4.

“Rodale” shall mean Rodale Inc. and any of its Affiliates.

“Seller” shall have the meaning set forth in the preamble to this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 7.3.

“South Beach Diet” shall mean the concepts, ideas and expressions with respect to diet, nutrition, weight loss and health and wellness embodied in any Copyrights authored and promoted by Dr. Agatston (alone or jointly with others) and/or Seller under the “South Beach” name or any derivation thereof used by Seller.

“Straddle Period” shall mean a Tax period or year commencing on or prior to and ending after the Closing Date.

“Tax Returns” means any return, declaration, report, claim, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, use, occupation, severance, energy, unemployment, social security, worker’s compensation, capital, premium, surplus lines, unclaimed property, or other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto, and all successor and transferee Liability with respect to any of the foregoing.

“Third Party Publishing Rights” shall have the meaning set forth in Section 3.12(b).

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” in this Exhibit A.

“Transaction Documents” shall mean the Assignment Agreement, Intellectual Property Assignment Agreements, the License Agreement, and all other documents delivered by Buyer or Seller to the other at the Closing.

EXHIBIT B
Purchase Price Allocation

EXHIBIT C
Form of Assignment and Assumption Agreement

EXHIBIT D
Form of Bill of Sale

EXHIBIT E
Form of License Agreement

EXHIBIT F-1
Form of Trademark and Domain Assignment Agreement

EXHIBIT F-2
Form of Copyright Assignment Agreement